JOINT NEWS RELEASE

PMI AND KEEGAN TO MERGE AS EQUALS TO FORM ASANKO GOLD

MERGER TO CREATE LEADING WEST AFRICAN GOLD DEVELOPMENT COMPANY

Vancouver, December 5, 2012 –PMI Gold Corporation (“PMI”) (TSX: PMV, ASX: PVM, Frankfurt: PN3N.F) and Keegan Resources Inc. (“Keegan”) (TSX, NYSE MKT: KGN) are pleased to announce that today they have entered into a definitive arrangement agreement to combine their respective businesses (the “Merger”) and to create a leading West African gold development company.  A joint conference call hosted by Peter Breese and Collin Ellison will be held at 4:30 pm (EST) and 1:30 pm (PST) today (8:30 am Thursday in Sydney) to discuss this transaction. Call-in details are provided at the end of this release.

The combined company will continue under the name “Asanko Gold Inc.” (“Asanko”), reflective of the West Ghana region in which the two companies hold their principal gold projects. Asanko will be led by Peter Breese, the current President and CEO of Keegan and Collin Ellison, the current Managing Director and CEO of PMI.  Under terms of the Merger (which will be effected by means of a statutory plan of arrangement of PMI), each PMI shareholder will receive 0.21 Asanko shares for each PMI share (the “Exchange Ratio”). As Keegan is the surviving corporate entity, existing Keegan security holders will not need to exchange their securities in the Merger. The Merger will create a combined company with an aggregate market capitalization expected to be in the $700 million range. Existing Keegan and PMI shareholders will each own approximately 50% of the combined company, inclusive of currently in-the-money dilutive securities.

HIGHLIGHTS OF THE MERGER

Asanko is set to become the leading gold development company in West Africa with near term production expected from a unitized project comprised of two nearby gold deposits – Obotan and Esaase. Other merger highlights include:

•

Measured and Indicated Resources of combined projects = 6.94 million ounces at an average grade of 1.90 grams per tonne1,2,3;

•

Additional Inferred Resources of combined projects = 2.65 million ounces at an average grade of 1.87 grams per tonne1,2,3;

•

Strongly capitalized with over $340 million in cash on hand and no debt outstanding;

•

Obotan can proceed to construction quickly – approximately 200,000 ounces per year with first gold pour expected in 2014;

•

Esaase development to be funded from cash flow – additional 150,000 to 200,000 ounces per year by 2017;

•

Targeted operational and capital synergies through a 2013 optimization analysis - Obotan and Esaase located within a 15 km radius;

•

Experienced mine development and operational executive and management team to build and operate;

•

Consolidated Asankrangwa gold belt – over 70 km of belt strike anchored by the Obotan and Esaase deposits and over 1,000 square kilometers in Ghana;

•

Planned growth through exploration of numerous high priority targets on the belt as well as Kubi and Asumura;

•

Enhanced capital markets presence – Asanko is expected to appeal to a broader shareholder base, increase analytical following and improved share trading liquidity;

•

Merger is expected to be tax neutral or deferred for substantially all participants; and

•

Asanko shares issued to PMI shareholders under the Merger will be free of trading restrictions in Canada and United States (except for affiliated persons); Asanko shares are required to be listed on the TSX, ASX and NYSE MKT Equities Exchange upon completion of the Merger.

Peter Breese, President and CEO of Keegan, stated: “This is truly a unique and exciting opportunity to combine these two adjacent and near-term development projects and to have available some $340 million in combined cash to fund a Mid-Tier scale production growth profile starting in about two years. We expect significant synergies through the joint development of Obotan and Esaase which we expect will ultimately create one of the largest gold mining and exploration districts in Africa.”

Collin Ellison, Managing Director and CEO of PMI, stated: “We think the combination of these two companies with adjacent and complementary deposits, highly prospective exploration holdings on the Asankrangwa belt, outstanding self-funding financial flexibility and a combined management strength will allow both groups of shareholders to realize maximum value through Asanko Gold’s path to production and aggressive growth profile through to Mid-Tier Producer status by 2017.”

MANAGEMENT TEAM AND BOARD OF DIRECTORS

The Board of Directors and management of Asanko will draw from the expertise of both companies. Peter Buck and Shawn Wallace, the respective Chairmen will become Co-Chairmen, while Peter Breese will become Chief Executive Officer and Collin Ellison will become Asanko’s President.  Other senior management will be determined following completion of the Merger.

On immediate completion of the Merger, the Board will be comprised of three directors from each predecessor and a seventh director will be added post-completion.  The initial six directors of Asanko will be, from PMI: Peter Buck, Ross Ashton and John Clarke; and from Keegan: Shawn Wallace, Colin Steyn and Gord Fretwell.

DETAILS OF THE ARRANGEMENT AGREEMENT

The proposed Merger will be effected by way of court-approved plan of arrangement of PMI (the “Arrangement”) under the Business Corporations Act of British Columbia. Full details of the Merger will be included in joint management information circulars for both PMI and Keegan which will be mailed to their respective shareholders in late January 2013. The Merger will be subject to approval of 50% plus one of the votes cast by Keegan shareholders and by 2/3 of the votes cast by PMI shareholders at their respective special meetings of shareholders which will both be held on the same day targeted for late February, 2013. In addition to the shareholder approvals and a court approval, the Merger is subject to applicable regulatory approvals and the satisfaction of other customary closing conditions, including Asanko obtaining an ASX listing for its shares. A copy of the arrangement Agreement will be posted at www.SEDAR.com and a summary will be included in the joint information circular.

Pro-forma the Arrangement, Asanko will have approximately 171.7 million shares outstanding, 11.4 million options outstanding and 9.8 warrants outstanding. PMI options and warrants will be cancelled and replaced by equivalent length options and warrants of Asanko which will be adjusted as to number and exercise based on the Exchange Ratio. Pro-forma ownership of Asanko is approximately 50% PMI and 50% Keegan including currently in-the-money dilutive securities.

Asanko will maintain its TSX and NYSE MKT listings, and will forthwith apply to list on the ASX subject to completion of the Merger. In the United States the issuance of securities of Asanko under the Merger will be conducted in reliance on the exemption from registration found under section 3(a)(10) of the Securities Act of 1933. Asanko will continue to be a foreign private issuer under United States securities laws.

The Arrangement Agreement includes mutual deal protection provisions, including no solicitation obligations, right to match, a mutual $13 million break fee and customary fiduciary-out provisions in the event of a superior proposal being received by either company.

Both companies’ Boards of Directors have determined that the proposed business combination is in the best interests of their respective shareholders based on a number of factors, including verbal fairness opinions received from each of their respective financial advisors.  These opinions are subject to certain assumptions and limitations and opine on the fairness, from a financial point of view, of the consideration to be received by their respective shareholders pursuant to the Merger. These factors will be further discussed in the joint information circular. Each company’s Board of Directors has unanimously approved the terms of the proposed Merger and will recommend that their respective shareholders vote in favour of the Merger at their respective shareholder meetings. In addition, directors and officers of both companies have entered into voting lock-up agreement to vote in favour of the Merger.

ADVISORS AND COUNSEL

PMI has retained Macquarie Capital Markets Canada Ltd. to act as financial advisor and Stikeman Elliott LLP to act as legal advisor.

Keegan has retained Canaccord Genuity to act as financial advisor and McMillan LLP to act as legal advisor.

NOTES:

1.  Mineral Resources for Esaase stated using a 0.8 g/t Au cut-off, NI 43-101 Technical Report filed on SEDAR November 23, 2012 and Mineral Resources for Obotan stated using a 0.5 g/t cut-off, NI 43-101 Technical Report filed on SEDAR on May 25, 2012.

2. NI43-101/JORC Code compliant Mineral Resource inventory for Obotan consist of Measured Resources of 15.57Mt grading 2.47g/t Au for 1.23Moz; Indicated Resources of 29.21Mt grading 2.00g/t Au for 1.88Moz; and Inferred Resources of 21.91Mt grading 1.99g/t Au for 1.40Moz, as reported in the NI43-101 Technical Report filed on SEDAR on May 25, 2012.

3. Figures shown exclude PMI’s Kubi Gold Project consisting of NI 43-101/JORC Mineral Resources estimate of  Measured 0.66 Mt grading 5.30 g/t for 112k oz, Indicated 0.66Mt grading 5.65 g/t for 121 k oz, Inferred 0.67Mt grading 5.31 g/t for 115k oz. The preceding information relates to Mineral Resources at the Kubi Main Deposit, Ghana, is based on a resource estimate that has been audited by Simon Meadows Smith, who is a full time employee of SEMS Exploration Services Ltd, Ghana. Simon Meadows Smith is a Member of the Institute of Materials, Minerals and Mining (IMO3), London and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, and under NI43-101. Simon Meadows Smith consents to the inclusion in press release of the matters based on information in the form and context in which it appears.

CONFERENCE CALL AND WEBCAST INFORMATION

A joint conference call hosted by Peter Breese and Collin Ellison will be held today (Wednesday) at 4:30 pm (ET), 1:30 pm (PT), 9:30 pm (London), Thursday 5:30 am (Perth) and 8:30 am (Sydney) to discuss this merger.  Details are as follows:

Live Webcast Information:

Event Title:  PMI and Keegan Resources Merger Announcement

To view the live webcast: http://www.investorcalendar.com/IC/CEPage.asp?ID=170293

Webcast replay available until:  December 11, 2013 at www.InvestorCalendar.com

Teleconference Information (all numbers are Toll-Free):

Live Participant Dial In (North America):  877-407-8033

Live Participant Dial In (International):  201-689-8033

Conference ID #: 405440

-----------------------------------------

Teleconference Replay available until:  December 19, 2012 at 11:59pm

Replay Number (North America):  877-660-6853

Replay Number (International):  201-612-7415

Conference ID #: 405440

Webcasts will also be available at Keegan’s website at www.keeganresources.com and PMI’s website at www.pmigoldcorp.com.

About PMI Gold Corporation

PMI is an international gold company which is focused on developing a substantial West African gold business spanning three emerging mining centres in south-west Ghana, one of the world's most prolific gold producing regions. PMI has a strong portfolio of assets in Ghana, with a dominant 70km contiguous landholding in the Asankrangwa Gold Belt with interests in 9 concessions which comprises the 100% owned Obotan Gold Project and the 100% owned Asanko Regional Exploration Project. PMI also holds 2 mining leases and 2 concessions within the Ashanti Gold Belt which comprises the advanced exploration Kubi Gold Project.  The Obotan Gold Project (Measured Resources of 15.57Mt grading 2.47g/t Au for 1.23Moz; Indicated Resources of 29.21Mt grading 2.00g/t Au for 1.88Moz; and Inferred Resources of 21.91Mt grading 1.99g/t Au for 1.40Moz, based on a 0.5g/t Au cut-off) is scheduled to start gold production in 2014 and expected to produce an average of 221,500 oz Au per year over the first five years.  Mineral Resources is based on a resource estimate audited by Mr Peter Gleeson, who is a full time employee of SRK Consulting. Mr Gleeson is a Member of the Australian Institute of Geoscientists (MAIG) with sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity undertaken to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ and as defined in terms of NI43-101 standards for resource estimation of gold.  Mr Gleeson has more than 5 years’ experience in the field of Exploration Results and of resource estimation in general and consents to the inclusion of matters based on information in the form and context in which it appears.

PMI trades on the TSX, ASX and Frankfurt under the symbols PMV, PVM and PN3N.F, respectively.

Collin Ellison, Bsc Mining, MIMMM, C.Eng is the Qualified Person within the definition of that term under NI 43-101, who has assumed responsibility for the technical disclosure relating to PMI in this release.

The NI43-101 technical report outlining the Obotan  Project Mineral Resources and Reserve Estimate and the results of the Feasibility Study on September 17, 2012 was prepared by GR Engineering Services Limited, and co-authored by P. Gleeson, B.Sc. (Hons), M.Sc, MAIGS, MGSA, J. Price, FAusIMM(CP), FGS, MIE(Aust.), R Cheyne, BEng. (Mining), FAusIMM, CEng (IEI), and G. Neeling, BAppSc. (Multidisciplinary) FAusIMM, each of whom is independent for the purposes of NI 43-101.

About Keegan Resources Inc.

Keegan is a gold development company which has been focussing on near term gold production at its high grade multi-million ounce Esaase gold project in Ghana. The Company offers investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. Keegan is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category with an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. The Company is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

Greg McCunn, P.Eng. of Keegan Resources is the Qualified Person under NI 43-101 who has assumed responsibility for the technical disclosure relating to Keegan in this release.

Charles J. Muller, B.Sc. Geology (Hons), Pr.Sci.Nat., MGSSA, a Director of Minxcon Pty Ltd. of Johannesburg, South Africa and an independent Qualified Person under NI 43-101 is responsible for any disclosure related to Keegan’s Mineral Resources in this release.

Cautionary Note Regarding Forward-Looking Statements and Information:

This PMI and Keegan joint press release contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such statements concern PMI’s and Keegan’s future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might", "be taken", "occur" or "be achieved". Such forward-looking information may include, without limitation, statements regarding the completion and expected benefits of the proposed Merger and other statements that are not historical facts.  Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which PMI and Keegan operate, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Assumptions upon which forward looking statements relating to the plan of arrangement have been made include that PMI and Keegan will be able to satisfy the conditions in the Arrangement Agreement, that ongoing due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of each of PMI and Keegan, that all required third party, and that regulatory and government approvals will be obtained.  PMI and Keegan caution that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause PMI’s and Keegan’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to: gold price volatility; fluctuations in foreign exchange rates and interest rates; between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits and expansion of existing operations; the success of exploration and permitting activities; parts, equipment, labor or power shortages or other increases in costs; mining accidents, labour disputes or other adverse events; and changes in applicable laws or regulations. In addition, the factors described or referred to in the section entitled "Risk Factors" in PMI’s Annual Information Form for the year ended June 30, 2012 or under the heading "Business Description – Risk Factors” in Keegan’s Annual Information Form for the financial year ended March 31, 2012, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this press release.  Although PMI and Keegan have attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the proposed Merger could be modified, restricted or not completed, and the results or events predicted in these forward looking statements may differ materially from actual results or events.  Accordingly, readers should not place undue reliance on forward-looking information.  The forward-looking information in this press release is made as of the date of this press release, and PMI and Keegan disclaim any intention or obligation to update or revise such information, except as required by applicable law and neither Keegan not PMI assume any liability for disclosure relating to the other company herein.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

PMI and Keegan prepare their disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  PMI and Keegan use certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of each of PMI and Keegan which have been filed with securities commissions or similar authorities in Canada).

FOR FURTHER INFORMATION, PLEASE CONTACT:

Keegan

PMI

Peter Breese, President and CEO

Collin Ellison, Managing Director and CEO

John Eren, VP Investor Relations

Rebecca Greco, Fig House Communications

Tel: 1-604-683-8193 or 1-800-863-8655

Tel: 1-416-822-6483 or 1-888-682-8089

Email: info@keeganresources.com

Nicholas Read, Read Corporate

Website: www.keeganresources.com

Tel: 61-8- 9388 1471

Email: info@pmigoldcorp.com

Website: www.pmigoldcorp.com